Board of Management

Vedior

RECEIVED

2006 MAY -5 P 12:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
HR. Amsterdam 33292225

06013160

Amsterdam, 27 April 2006
Re: First quarter 2006 results

SUPPL

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
MAY 09 2006
THOMSON FINANCIAL

Jelle Miedema
Company Secretary

enclosure

Office:
Tripolis Building 200
Burgerweeshuispad 201

Vedior
where people matter

Amsterdam, the Netherlands

Q1 2006

Strong margin improvement drives growth in operating income in Q1 2006

For release at 7.00am on 27 April 2006

Highlights for Q1 2006

Amounts in € million	**Q1 2006**	Q1 2005	Increase	Organic Growth*
Sales	**1,724.2**	1,530.8	+13%	+9%
Operating Income	**51.7**	38.5	+34%	+29%
Net Income	**29.8**	20.8	+43%	-
Net Income per share (€)	**0.18**	0.12	+50%	-

*Organic growth is measured by excluding the impact of currency effects, acquisitions and disposals.

- **Operating income in France increased by 31%**
- **Operating income in the Netherlands more than doubled**
- **Strong growth in sales and profits in North America and Australia**
- **Increase in gross margin to 18.4% (Q1 2005: 17.5%)**

CEO's Statement

Zach Miles said, "*I am pleased that we have achieved such strong increases in operating income in two of our key markets; France and the Netherlands.*

The results for the first quarter reaffirm the encouraging trends we identified towards the end of 2005 and bode well for the remainder of the year.

With double digit sales growth in four out of our six major regions, we see good leverage benefiting our bottom line as a result of improved business mix and operating efficiency. At the same time, gross margins have increased providing added impetus to our profitability.

The start of the year has also seen us make excellent progress with our acquisition programme with the addition of three leading professional/executive companies to our portfolio of specialist brands."

Q1 2006 Operational Review

All growth percentages within this Operational Review have been calculated on an organic basis which excludes the impact of currency effects, acquisitions and disposals.

As in the final quarter of 2005, the main drivers of Vedior's growth this quarter were the strong recovery in the Netherlands and other parts of continental Europe, continuing growth in the US, Australian and Latin American markets combined with rapid expansion in newer markets such as India and Eastern Europe. The quarterly comparison also benefited from the change in the timing of Easter.

In France, sales grew by 6%. Changes in business mix and growing permanent placement revenue contributed to a 31% improvement in operating income.

In the UK, operating income was unchanged while sales increased by 1%. Most professional/executive recruitment sectors exhibited good growth particularly accounting, engineering, legal and interim management sectors. Education sales increased by 17% due to late Easter school holidays. Traditional recruitment remains weak with the light industrial market most impacted.

In the US, we achieved further improvement in operating income with 21% growth this quarter on the back of a sales increase of 13%. Professional/executive sales grew by 10% with good performances from our accounting, IT and healthcare businesses. Once again, traditional recruitment developed strongly in niche sectors with 29% sales growth. Our managed service brand also made good progress.

In the Netherlands, operating income increased by 122%. Overall, sales grew by 22% amidst improving economic sentiment and an improving pricing environment. Professional/executive recruitment sales grew by 13% with exceptionally strong demand for finance and accounting personnel, and good performances from our IT, education and interim management brands. Traditional staffing sales grew by 25% with the emphasis placed on developing higher margin business.

In Vedior's 'Rest of Europe' region, operating income increased by 84% and sales were up 12%. Good performances were achieved in most markets, particularly Belgium, Switzerland and Spain, as well as Germany where profits tripled. We also saw very satisfactory sales performances within emerging markets in Central/Eastern Europe.

In our 'Rest of World' region, operating income increased by 20% and sales by 22%. Australia increased operating profit by 34% with sales up by 19%. Professional/executive recruitment sales in Australia increased by 23% while traditional staffing increased by 14%. Elsewhere, Latin America, Canada and Japan performed well while our Indian operations grew by more than 60% and more than doubled operating income.

Demand for permanent placement grew during the quarter resulting in a 32% organic increase in placement fees. Permanent placement now represents 2.9% of Group sales compared to 2.3% in Q1 2005.

Gross profit was €316.8 million compared to €268.1 million in Q1 2005. The increased gross margin earned from the supply of temporary staffing and an increase in permanent placement fees led to an improvement in gross margin to 18.4% compared to 17.5% in Q1 2005.

We continue to strive for greater operational efficiencies. As a result, our conversion ratio (operating income divided by gross profit) increased from 14.3% to 16.3%. As a percentage of sales, costs increased slightly to 15.4% compared to 15.0% in Q1 2005 reflecting increases in personnel costs driven by sales growth and investment in new organic business development.

Operating income was €51.7 million, an increase of 29%. The operating margin (operating income as a percentage of sales) was 3.0% an improvement of 50 basis points over Q1 2005.

Cash flow from operating activities increased to €90 million from €35 million in Q1 2005 mainly due to higher operating income, lower working capital requirements and lower tax payments.

Business Development

During Q1 2006, Vedior made two acquisitions and launched a number of new divisions as part of our active programme of organic expansion. In February, we acquired Talisman Software, a provider of technology personnel globally from a network of offices in Switzerland, Germany and the Netherlands. During the same month, we also acquired Special Agent, a recruiter of educational support personnel, complementing our established teacher supply business.

Vedior
where people matter

In April, we acquired a further 52% interest in The Blomfield Group bringing our total holding in the company to 70%. Blomfield is a leading recruitment services provider in the UK and Ireland specialising in the financial sector and has a particularly strong presence in London's financial recruitment market primarily under the Joslin Rowe brand.

Vedior actively seeks suitable acquisition opportunities in line with its objective to further diversify its business mix and increase the proportion of sales and profit derived from professional and executive recruitment.

As part of our organic development programme, we launched Sapphire Governmental Technologies in the US providing IT consultants to government system integrators as well as local, state and federal agencies. Elsewhere, we opened a new engineering/technical division in Australia, biotechnology staffing services in Singapore and teleservices recruitment in Mexico.

Management Outlook

Improving labour market conditions and increasing demand for personnel is clearly evident in the improvement in our margins during the first quarter of 2006. Economic forecasts in the majority of our markets continue to improve. Whilst making progress with our ongoing investment programme, we expect these trends to positively impact our performance for the remainder of the year.

For further information on these results, please join today's conference call at 9.00am (CET). Details can be found on our website at www.vedior.com

Zach Miles, Chief Executive Tel: +31 (0)20 573 5609
Frits Vervoort, CFO
Jelle Miedema, Company Secretary

Investor Information at: ***www.vedior.com/investor-relations/investor-relations.asp***

Company Profile

Vedior is one of the world's largest recruitment companies and is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors.

From its global network of offices spanning Europe, North America, Australasia, Asia, South America and Africa, Vedior offers temporary and permanent recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training.

Vedior has a leading market position in the provision of professional/executive recruitment in sectors such as information technology, healthcare, accounting, engineering and education. We also have a significant global network providing administrative/secretarial and light industrial recruitment.

Financial Agenda

28 April 2006	Annual General Meeting
9 May 2006	Dividend made payable
27 July 2006	Publication of second quarter results
26 October 2006	Publication of third quarter results

Conference calls to discuss results are scheduled for 9am (CET) on the day of publication.

Safe Harbour

This media release includes forward-looking statements that reflect our intentions, beliefs or current expectations and projections about our future results of operations, financial condition, liquidity, performance, prospects, growth, strategies, opportunities and the industry in which we operate. Forward-looking statements include all matters that are not historical fact. We have tried to identify these forward-looking statements by using words including "may", "will", "should", "expect", "intend", "estimate", "project", "believe", "plan", "seek", "continue", "appears" and similar expressions or their negative.

These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by these forward-looking statements. Important factors that could cause those differences include, but are not limited to our financial position and our ability to implement our business strategy and plans and objectives of management for future operations, our ability to develop, balance and expand our business, our ability to implement our long- term growth strategy (including through organic growth and acquisitions), our ability to make improvements to our capital structure, industry and market trends and volumes, including the speed and strength at which the staffing services industry and the sectors in which we operate, rebound from economic slowdowns and recessions, the effects of regulation (including employment and tax regulations), our ability to improve the efficiency of our operations and to reduce expenses in our operating companies and their network of offices, litigation and our ability to take advantage of new technologies.

In light of these risks, uncertainties, assumptions and other factors, the forward-looking events described in this media release might not occur. Additional risks that we may deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this media release not to occur. Except as otherwise required by applicable law, we undertake no obligations to update publicly or revise publicly any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this media release.

CONDENSED INCOME STATEMENT (UNAUDITED)

€ in millions, EPS in €	Three months ended 31 March			
	2006	2005	change in %	organic growth
Sales	**1,724.2**	1,530.8	13%	9%
Cost of sales	**(1,407.4)**	(1,262.7)		
Gross profit	**316.8**	268.1	18%	13%
Operating expenses	**(265.1)**	(229.6)	15%	11%
Operating income	**51.7**	38.5	34%	29%
Finance costs	**(6.5)**	(7.5)		
Share of profit of associates (after tax)	**-**	0.4		
Profit before tax	**45.2**	31.4		
Income tax expense	**(14.0)**	(9.6)		
Profit for the period	**31.2**	21.8		
Attributable to:				
Equity holders of Vedior NV (net income)	**29.8**	20.8	43%	
Minority interests	**1.4**	1.0		
Profit for the period	**31.2**	21.8		
Basic earnings per ordinary share*	**0.18**	0.12	50%	
Diluted earnings per ordinary share*	**0.17**	0.12		

* after payment on preference shares

Operating expenses		
Employee benefit costs	**173.9**	147.7
Depreciation and amortisation	**8.7**	9.6
Other operating expenses	**82.5**	72.3
	265.1	229.6

Basis of presentation

The accompanying condensed interim financial statements comprise Vedior NV and its subsidiaries. These statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including IAS 34 "Interim Financial Reporting". Vedior's accounting principles are described in detail in the 2005 annual report, which can be viewed online at http://www.vedior-brand-leaders.com/.

The information furnished in these condensed interim financial statements reflect all normal, recurring adjustments which, in the opinion of management, are necessary for the fair presentation of such financial statements. Certain information and footnote disclosures normally included in the financial statements have been condensed or omitted pursuant to rules and regulations applicable to interim financial statements.

Seasonality

Seasonality means that the Company's results vary from quarter to quarter, and therefore the results of one quarter may not be indicative of results for the full year. Seasonality varies depending on the type of recruitment service offered and the geographic region in which the services are delivered. Certain areas within traditional recruitment, such as construction and agriculture are particularly seasonal. The biggest effects of seasonality are seen in France, where higher sales are generated during the summer due to the number of permanent workers on holiday. Other factors that cause seasonal variations in the Company's results include the uneven distribution of public holidays and private holiday choices throughout the year affecting the demand for temporary workers, school holidays in the education sector, and typically higher activity in the run-up to Christmas followed by lower activity after Christmas and early January. Furthermore, Vedior's result of operations may also be subject to fluctuations as a result of the timing of acquisitions/disposals and new office openings. Historically, the Company has experienced higher sales in the second half of the year and its highest sales in the third quarter.

Organic growth

Organic growth is measured by excluding the impact of currency effects, acquisitions and disposals.

Vedior
where people matter

CONDENSED CASH FLOW STATEMENT (UNAUDITED)

€ in millions	Three months ended 31 March 2006	2005
Cash flow from operating activities		
Profit for the period	**31**	22
Adjustments for:		
Finance costs	**7**	8
Income tax expense	**14**	9
Depreciation and amortisation	**9**	10
Other non-cash movements	**6**	6
Operating cash flow before movement in working capital	**67**	54
Movement in operating working capital	**46**	7
Cash generated from operations	**113**	61
Interest paid	**(6)**	(2)
Income taxes paid	**(17)**	(24)
Net cash from operating activities	**90**	35
Net investment in property, equipment & software	**(10)**	(6)
Net investment in group companies	**(22)**	(1)
Net investment in financial assets	**-**	(1)
Net cash used in/from investing activities	**(32)**	(8)
Proceeds from/repayments of long-term borrowings	**(23)**	2
Proceeds on issue of shares	**10**	6
Repayments of short-term borrowings	**(7)**	(21)
Net cash used in financing activities	**(20)**	(13)
Net increase/(decrease) in cash	**38**	**14**
Balance of cash at 1 January	**154**	119
Effects of foreign exchange rate differences	**(2)**	-
Balance of cash at 31 March	**190**	133
Short-term debt	**(79)**	(113)
Short-term interest bearing assets and liabilities	**111**	20

SEGMENTATION ANALYSIS (UNAUDITED)

€ in millions	Three months ended 31 March 2006	2005	change in %	organic growth
By geography				
France	**693.1**	655.7	6%	6%
United Kingdom	**228.2**	218.8	4%	1%
United States	**170.9**	128.3	33%	13%
Netherlands	**143.0**	116.6	23%	22%
Rest of Europe	**346.6**	302.1	15%	12%
Rest of World	**142.4**	109.3	30%	22%
Sales	**1,724.2**	1,530.8	13%	9%
France	**17.4**	13.3	31%	31%
United Kingdom	**14.2**	13.5	5%	-
United States	**7.9**	5.6	43%	21%
Netherlands	**4.6**	2.5	83%	122%
Rest of Europe	**9.2**	4.7	93%	84%
Rest of World	**5.6**	4.4	26%	20%
	58.9	44.0		
Corporate expenses	**(7.2)**	(5.5)		
Operating income	**51.7**	38.5	34%	29%
By sector				
Information Technology	**169.3**	149.2	13%	4%
Healthcare	**105.8**	97.7	8%	-1%
Engineering	**108.4**	92.9	17%	10%
Accounting	**78.6**	64.9	21%	15%
Education	**37.0**	30.4	22%	19%
Other sectors	**112.3**	88.7	27%	16%
Professional/Executive	**611.4**	523.8	17%	9%
Traditional	**1,112.8**	1,007.0	11%	10%
Sales	**1,724.2**	1,530.8	13%	9%
Information Technology	**9.1**	7.1	27%	15%
Healthcare	**4.6**	5.2	-10%	-21%
Engineering	**6.1**	4.6	33%	22%
Accounting	**4.3**	2.4	79%	71%
Education	**5.5**	3.7	49%	47%
Other sectors	**4.4**	3.9	11%	1%
Professional/Executive	**34.0**	26.9	26%	17%
Traditional	**24.9**	17.1	46%	49%
	58.9	44.0		
Corporate expenses	**(7.2)**	(5.5)		
Operating income	**51.7**	38.5	34%	29%

CONDENSED BALANCE SHEET (UNAUDITED)

€ in millions	31 March 2006	31 December 2005	31 March 2005
Non-current assets			
Intangible assets	**912**	912	843
Property & equipment	**71**	70	65
Other non-current assets	**99**	110	118
	1,082	1,092	1,026
Operating working capital	**506**	525	442
Short-term interest bearing assets and liabilities	**111**	67	20
	1,699	1,684	1,488
Financed by:			
Non-current liabilities			
Long-term borrowings	**575**	603	516
Provisions	**32**	29	32
Other non-current liabilities	**26**	26	16
	633	658	564
Equity			
Share capital	**11**	11	11
Reserves	**1,029**	992	892
Equity attributable to equity holders of Vedior NV	**1,040**	1,003	903
Minority interests	**26**	23	21
Total equity	**1,066**	1,026	924
	1,699	1,684	1,488
Net interest bearing assets and liabilities	**(464)**	(536)	(496)

CONDENSED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	2006	2005
Balance as at 1 January	**1,003**	850
Profit for the period	**30**	21
Issue of share capital	**22**	6
Share based payments	**2**	2
Exchange rate differences	**(17)**	24
Balance as at 31 March	**1,040**	903

CALCULATION EARNINGS PER SHARE (UNAUDITED)

€ in millions, EPS in €	Three months ended 31 March	
	2006	2005
Net profit attributable to equity holders of Vedior NV	**29.8**	20.8
Dividend on preference shares	**-**	(1.1)
Net profit attributable to holders of (certificates of) ordinary shares	**29.8**	19.7
Weighted average number of shares (in millions)	**169.4**	166.2
Basic earnings per ordinary share*	**0.18**	0.12
Diluted earnings per ordinary share*	**0.17**	0.12

* after dividend on preference shares